



*"One of my earliest memories is of my Dad and me sitting on the kitchen floor. We were cleaning up an old car starter motor. His idea was to mount it on my little red pedal tractor. He was way ahead of his time with that idea — electric riding toys are everywhere today — that was over 60 years ago and it sure made an impression on me!"*

John McMillian
Founder & CEO



# Problem: *Range Anxiety*

Range Anxiety is worry on the part of a person driving an electric car that the battery will run out of power before the destination or a suitable charging point is reached.

## *"Range anxiety is often cited as the most important reason why many are reluctant to buy electric cars."*



Can I Get home?
What if I run out of power?
Where do I find a Level II Charging Station?









As reported by:

USA TODAY · Discovery Channel · gizmag · knox news. · Electric Vehicles Research · YAHOO! · Autos CheatSheet · WBIR.COM · Caribbean Journal

We make electric vehicles cool by providing a
high performance, three-wheeled, three-passenger,
all-electric commuter car that's convenient, economical,
pollution free, safe, and fun to drive.



# Solution: *the Defiant EV³ Roadster*™

**The typical vehicle used for commuting is parked 95% of the time.**



*A simple 120-volt outlet is all you need for our electric roadster to have a range of up to 200 miles per day!*



**The pollution free Defiant EV³ Roadster™**
>   **Standard 120-volt outlet** *(home & work)*
>   **8 hour recharge** *(3X faster than a Leaf)*
>   **Daily Range 200+ miles**
>   **70+ MPH**
>   **Price $24,950** *(Net $19,950 After Tax Rebate)*
>   **Each Roadster saves 30 barrels of crude oil/year**









# What About Level II Charging?

**100% Charge**

***The Defiant recharges in ½ the time from Level II Charging Stations***

**50% Charge**

***The Special Sauce:***

**Lightweight, aerodynamic, less rolling resistance**

**More than 2X as efficient as a Leaf**





# Technology Validation: *Why don't we need $100,000,000?*

## Assembling Motorcycles; *Not Building Cars!*

Meet/Exceed All Autocycle Safety Regulations
No Government Crash Testing

## *Québec Advanced Transportation Institute (ITAQ)*

Leveraging Existing Technology
Manufacturing Scalability
Basic CAD Complete
95% Fewer Parts
Molds Built
IP > $1M

## Cost to Manufacture

Low Volume: $18,750/unit
Gross Margin: $6,200/unit



# Market: *"Eco-Sports Car Buyers"*, Fleets, & Agencies

**Eco-Sports Car Buyer:**

| | |
|---|---|
| **Daily Commute:** | **<50 miles** |
| **Gender:** | **75% male** |
| **Age:** | **35 to 55** |
| **Location:** | **Suburban/Urban** |
| **Family Income:** | **$65k to $125k** |
| **Occupation:** | **White & Blue Collar** |
| **Education:** | **Technical School/College** |

**Fleets & Agencies:**

**Corporate Fleets and Resort Rental Car Agencies**



# Market: Size and Go-to-Market Strategy

**Initial Obtainable U.S. Market at Startup: 6,000+ units per year**

**Go-to-Market Strategy: Assembly Factory ➡ Nonexclusive Dealer Network & Service Centers**

| Start-up: Year 0 to 1.5 | Ramp-up: Year 1.5 to 3.5 | Growth: Year 3.5+ |





*IDTechEX projects $10.5B market for 3-wheeled EVs by 2025.*

# Market: Competitive Matrix



| FACTOR | Defiant EV3 | STRENGTH | WEAKNESS | Morgan | Arcimoto Fun | Solo | IMPORTANCE TO CUSTOMER |
|--------|-------------|----------|----------|--------|--------------|------|------------------------|
| Image and Style |  | ✔ | |  | | | High |
| Price (MSRP) | $24,950 | ✔ | | $44,000+ | $19,900 | $16,000+ | High |
| Occupancy | Seats 3 | ✔ | | Seats 1 | Seats 2 | Seats 1 | Medium |
| Classification | Autocycle | ✔ | | Motorcycle | Motorcycle | Motorcycle | Medium |
| 0 to 60 MPH | 8 Seconds | ✔ | | 7 Seconds | 8 Seconds | 8 Seconds | Medium |
| Range | 100+ Miles | ✔ | | 120 Miles | 80 Miles | 100 Miles | High |
| Energy Used @ 40 MPH | 100 WH/Mile | ✔ | | 225 WH/M (Est) | 225 WH/M (Est) | 150 WH/M (Est) | Low |
| Recharge @ 120V | 8 Hours (200+ miles daily range.) | ✔ | | 14 Hours | 8 Hours | 10 Hours (Est) | High |
| Recharge @ Level II | 3 hours | ✔ | | 5 hours | 4 hours | 3 Hours | High |
| Service | Establishing Nationwide Dealership | ✔ | | Dealership (14 in U.S) | None | None | High |



# Market: Traction and Validation

*With Less Than $1000 in Paid Advertising:*

- 1000+ Facebook Followers

- 2500+ LinkedIn Network

- 630+ Followers on YouTube – with 500,000+ views

- 1200+ Newsletter Subscribers

*120+ Customers on wait list; $2.9M pre-orders*









# Financial Analysis



**Beginning with first year of production.
Lower costs are factored in to account for increased
production economies of scale and lower component costs.**



# Executive Summary: Team Shockwave

## Leadership Team:



**John McMillian**
Founder & CEO
Decades of experience with electric vehicles, leadership, & transportation.



**Normand Rheault**
Cofounder & HR Manager Consultant at Hyundai Motors Canada, & Rolls-Royce Limited.



**Carrie Fair**
Cofounder & Media Relations, sales, & social media.



**John Felder**
(Advisor) CEO at Cayman Automotive and Premier Automotive Export.



**Richard Otness**
(Mentor) MBA Harvard, operations & industrial engineering.



**Thom Reed**
Spokesperson Founder International Model & Artist Group "Miami Models" (South Beach) & Paraween Entertainment.

## Fabrication Team:



**Richard Webb**
**Master Fabricator**

**Andrew Crider**
**Fabricator**





# Executive Summary: Milestones/Validation/Funding

**Milestones:**

- $2.9+M in pre-orders
- Third Prototype = MVP
- SAE Certified
- Automotive Supplier Agreements
- $1M+ IP Generated by ITAQ

**Validation:**

- 2019 National Cleantech Open Competition: *Top Ten Finalist*
- 2018 Cleantech Open Accelerator: *Southeast Region Winner*
- 2017 TiECon Detroit: *Excellence in Entrepreneurship Award*
- 2016 IDTechEx: *Most Significant Innovation in EVs*
- 2016 Featured on Discovery Channel's *"All-American Makers"*

**Investments:**

*$395K – founders, in-kind services, sponsorships, and pitch contests*



# Looking Forward

**Seeking additional funds to establish the assembly facility, dealer network, & begin production in the next 12 to 18 months.**



Use of Funds

Inventory 37%
Mfg. Labor 14%
Establish Factory 16%
Engineering 13%
Office Labor 13%
Marketing 7%





# Exit Scenario Options



| Management Buy Out | Share Buy Back |
| Merger and Acquisition | Initial Public Offering |

**EV Companies**











BYD Company

Tesla, Inc.

General Motors

Electra Meccanica

Zero Motorcycle

John McMillian, CEO
Shockwave Motors, Inc.
John.McMillian@ShockwaveMotors.com